

May 8, 2020

Joseph L. Dowling
Chief Executive Officer
Jaws Acquisition Corp.
1601 Washington Avenue, Suite 800
Miami Beach, FL 33139

> **Re: Jaws Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 7, 2020**
> **File No. 333-237874**

Dear Mr. Dowling:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Exhibits

1. We note that the form of warrant agreement filed as Exhibit 4.4 provides that the company agrees that any action, proceeding or claim against it arising out of or relating in any way to the agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, "which jurisdiction shall be exclusive." We also note that the company waives any objection to such "exclusive" jurisdiction. If this provision requires investors in this offering to bring any such action, proceeding or claim in the courts of the State of New York or the United States District Court for the Southern District of New York, please disclose such provision in your registration statement, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If the

provision applies to actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the warrant agreement states this clearly.

2. We note that Section 17.2 of your Form of Amended and Restated Memorandum and Articles of Association filed as Exhibit 3.2 provides that Class B Shares shall automatically convert into Class A Shares on a one-for-one basis (a) at any time and from time to time at the option of the holder thereof; and (b) automatically on the day of the closing of a Business Combination. Please revise your prospectus to disclose the optional conversion feature, and disclose any risks that are material. In addition, address whether such Class A shares would have redemption rights or rights to liquidating distributions from the trust account.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Robert Babula, Staff Accountant, at (202) 551-3339 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation